Mail Stop 3561

      							August 18, 2005


Alvaro Pereira de Moraes Filho
Chief Executive Officer
TIM Participacoes S.A.
Rua Comendador Araujo, 299-3 0 andar
80420-000 Curitiba, PR, Brazil


	Re:	TIM Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 1-14491

Dear Mr. Filho:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 89

1. We note your disclosure that your disclosure controls and procedures are "effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required." Please clarify and disclose, in future filings, that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

Note 33.  Reconciliation between Brazilian Corporate Law and US
GAAP,
page F-53

h.  Incorporation of tax benefit of goodwill by subsidiaries, page
F-
66

2. Explain for us in more detail how you account for the future tax benefit generated by the amortization of goodwill under US GAAP and
Brazilian Corporate Law. In addition, clarify how you account for the issuance of shares to the controlling shareholder for the amount of the realized benefit and the effect of this transaction on your earnings per share calculation under SFAS 128. You may wish to provide us with example journal entries to illustrate your accounting treatment for each of these transactions under both US GAAP and Brazilian Corporate Law.

m.  Handset Discounts, page F-69

3. We note that you have recorded a reconciling item regarding the treatment of handsets for US GAAP reporting purposes for the fiscal year ended December 31, 2004 as a result of EITF 00-21. Tell us your basis in US GAAP for recording the discount on the handset as a reduction in service revenue on a monthly basis prior to your adoption of EITF 00-21.


Note 34.  Additional disclosures required by US GAAP, page F-70

a.  Condensed Consolidated Balance Sheets and Statements of Income
-
US GAAP, page F-70

4. Tell us how you considered the guidance in EITF 01-14 in determining that it is appropriate to present revenues net of indirect taxes such as ICMS, PIS, and COFINS.

e.  Segment information, page F-82

5. Tell us how you applied the guidance in SFAS 131 in determining that TIM Sul and TIM Nordeste were not separate operating segments.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director




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Alvaro Pereira de Moraes Filho
TIM Participacoes S.A.
August 18, 2005
Page 4